Mail Stop 6010

December 5, 2007

K.C. Park
Interim Chief Executive Officer
eMagin Corporation
10500 N.E. 8th Street, Suite 1400
Bellevue, WA 98004

> **Re: eMagin Corporation**
> **Registration Statements on Form S-1**
> **Amended November 5, 2007**
> **File Nos. 333-144865 and 333-145697**

 Dear Dr. Park:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-1 (file no. 333-144865)

Recent Developments, page 6

1.   Please expand your response to prior comment 1 to tell us whether the investor must convert all accrued interest if the investor converts the principal. If the investor retains a separate investment decision with regard to the shares underlying the interest, we reissue the prior comment.

2.   We note your response to prior comment 3. With a view toward disclosure, please provide us your analysis of the materiality of the risk that the Commission or a private plaintiff might disagree with your response whether the July 23, 2007

Amended Agreement related to the July 2006 private placement is consistent with section 5, including an analysis of the magnitude of your potential liability.

Amendment Agreements – July 2007, page 7

3.   Please reconcile your disclosure on page 7 that you amended the agreements "including the Stillwater Agreement" to have a conversion price of $ 0.75 per share with your disclosure on page 6 of a $0.35 conversion price.

Security Ownership of Certain Beneficial Owners and Management, page 45

4.   Please tell us why the disclosure in this section as of October 8, 2007, such as the beneficial owners and the common stock beneficially owned, differ from the disclosure in the similar section of your other Form S-1/A filed November 5, 2007.

5.   Please refer to prior comment 4. Please expand footnote 3 to identify the directors of Ginola Limited.

Selling Stockholders, page 49

6.   We note your response to prior comment 5. The beneficial ownership reported in the selling stockholders table should match the beneficial ownership reported in the principal stockholders table. Please revise.

7.   Please refer to prior comment 12.

   * Please tell us how the number of shares registered for resale and still held by the selling stockholders as disclosed in the third column of the table on page 54 could exceed the number of shares originally registered for resale as disclosed in the second column of the table; and

   * Please show us your calculations supporting the number in the first column of the table on page 54.

8.   After you respond to the comments in this letter, we will continue to consider whether the transaction in this registration statement is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Exhibits

9.   Please refer to prior comment 19. Please expand the exhibit index to include the agreements filed as exhibits 10.2 and 10.3 to the Form 8-K/A filed on April 26, 2007.

10.   Please tell us where you responded to prior comment 20 to file complete agreements.

Amendment No. 1 to Registration Statement on Form S-1 (file no. 333-145697)

11.   Please revise the amendment to respond to the comments above to the extent applicable.

Security Ownership of Certain Beneficial Owners and Management, page 47

12.   Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of an entity.

Selling Stockholders, page 52

13.   We note the statement in footnote 10 regarding BTG's affiliation with broker dealers. Please revise to disclose, if true, that:

•   BTG purchased the shares being registered for resale in the ordinary course of business, and

•   At the time of the purchase, BTG had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

14.   Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling stockholders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, you should:

•   File the registration statement for the "resale" offering at the time of each exercise and conversion because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x);

•   Register the transaction on a form that you can use for a primary offering;

- Identify the selling stockholders as underwriters; and

- Include the fixed price at which the underwriters will sell the securities for the duration of the offering.

15. To register shares underlying the Moriah equity line, the investor must be irrevocably bound to purchase them on agreed terms. We note that the governing agreements may be assigned, amended and otherwise changed. Therefore, it is premature to register the related shares for resale.

16. Please tell us the purpose of section 6 of exhibit 10.60. It appears that, in substance, the investor has not irrevocably purchased the shares. If so, it is premature to register the shares for resale.

17. Please reconcile the disclosure on page 53 of shares beneficially owned prior to the offering with the disclosure on page 47.

18. Please revise the third and fourth columns of the last table of this section on page 60 that "relate solely to shares held or sold by Stillwater" to include:

- the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders; and

- the number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders.

19. Please reconcile the reference to 10,771,785 shares to be registered in the current transaction in the last column of the last table of this section on page 60 with disclosure throughout the filing of 10,955,652 shares registered for resale.

20. We note that several selling stockholders in this registration statement were also selling stockholders in the Form S-3 filed on November 18, 2005. Please provide us, with a view toward disclosure in the prospectus, with the following information:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom the selling stockholders has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom the selling stockholders has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

    If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

21.   Please provide us, with a view to disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Stockholders" section of the prospectus.

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Richard A. Friedman, Esq.